UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Item 3, Item 4, Item 6, Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on January 6, 2014 by Valassis Communications, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by V Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of Valassis Communications, Inc.’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $34.04 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated January 6, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by amending and restating the first paragraph under Item 3 as follows:

“Except as set forth in this Item 3 of this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, on the other hand.”

Item 3 of the Schedule 14D-9 is also hereby amended by amending and restating the second paragraph of the subsection “Merger Agreement” under the heading “Arrangements between the Company and Parent.” as follows:

“The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger).”

Item 3 of the Schedule 14D-9 is also hereby amended by amending and restating the first paragraph under the subsection “Confidentiality Agreement” under the heading “Arrangements between the Company and Parent.” as follows:

“On September 21, 2013, the Company and MacAndrews & Forbes Holdings Inc. (“M&F”), of which Parent is an indirect wholly owned subsidiary, entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which M&F agreed that, subject to certain limitations, any non-public information related to the Company and its affiliates furnished to M&F or its affiliates or their respective representatives by or on behalf of the Company or its representatives shall be used by M&F and its affiliates and their respective representatives solely for the purpose of evaluating a possible transaction between M&F and its affiliates and the Company and would be kept confidential, except as provided in the Confidentiality Agreement. M&F also agreed to certain “standstill” and employee non-solicitation provisions for the protection of the Company for a period of twelve months from the date of the Confidentiality Agreement.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the paragraph captioned “1. No Stockholder Participation in Future Earnings Growth” in the subsection “Reasons for the Recommendation of the Board” under the heading “Background of the Offer; Reasons for the Recommendation of the Board” to read as follows:

“1.   No Stockholder Participation in Future Earnings or Growth or any Future Recovery in the News Corporation Litigation

The nature of the Offer and the Merger as a cash transaction would necessarily prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company, as well as ending their exposure to risk of loss or diminution of value of their investment in the Company. In this regard, the holders of Shares would not benefit from, among other things, any future recovery by the Company resulting from the Company’s litigation with News Corporation. However, considering the entirety of the circumstances facing the Company, including taking into account the pending litigation, and recognizing that the agreed-upon price per Share would represent a full and final payment in respect of the Shares should the Offer and the Merger be consummated, the Board concluded that the agreed-upon price per Share, particularly taking into account Parent’s agreement to increase Parent’s offer price per Share and to permit the Company to pay the Company’s regular fourth quarter dividend of $0.31 per Share, was fair to holders of Shares.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following rows at the end of the chart.

Faith Whittlesey	1/10/2014	752	$0	Securities received pursuant to a grant of restricted stock by the Company.

Luis Ubiñas	1/10/2014	752	$0	Securities received pursuant to a grant of restricted stock by the Company.

Wallace Snyder	1/10/2014	752	$0	Securities received pursuant to a grant of restricted stock by the Company.

Thomas Reddin	1/10/2014	752	$0	Securities received pursuant to a grant of restricted stock by the Company.

Kenneth Darish	1/10/2014	752	$0	Securities received pursuant to a grant of restricted stock by the Company.

Joseph Anderson	1/10/2014	752	$0	Securities received pursuant to a grant of restricted stock by the Company.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended by restating the first item included in the bulleted list included under the heading “Appraisal Rights.” as follows:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be February 4, 2014 unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of the Schedule 14D-9

(which date of mailing was January 6, 2014), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the last paragraph of the subsection entitled “Certain Litigation.” the following paragraph:

“On January 14, 2014, Shane Combs, alleging himself to be a stockholder of the Company, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Combs Complaint”) against the Company, all members of the Board, Parent and Merger Sub. The Combs Complaint alleges that the members of the Board breached their fiduciary duties in connection with the Transactions and that the Schedule 14D-9 failed to disclose material facts regarding the proposed transaction to the Company’s stockholders. The suit seeks, among other things, an order enjoining the consummation of the Merger, rescission of the Merger if it has already been consummated, and an award for damages with interest and costs related to the action, including attorneys’ and experts’ fees. The Company, M&F, Parent and Merger Sub believe the allegations are without merit and intend to defend the action vigorously. The foregoing summary of the Combs Complaint does not purport to be complete and is qualified in its entirety by reference to the Combs Complaint, which is filed as Exhibit (a)(5)(K) to this Schedule 14D-9.”

Item 8 of the Schedule 14D-9 is supplemented by inserting the following after the footnotes under the heading “Financial Projections.”:

“Non-GAAP Financial Measurements

The following non-GAAP financial measures have been included in the tabular presentation above:

•	EBITDA, which is net income excluding: (a) income tax expense, (b) interest expense, net (c) depreciation and amortization, (d) restructuring costs and (e) other non-cash expense (income), net;

•	Adjusted EBITDA, which is EBITDA, excluding stock-based compensation expense; and

•	Unlevered Free Cash Flow, which is EBITDA minus unlevered income tax expense, plus (minus) net working capital (deficit), plus adjustments related to the exit of unprofitable businesses, minus capital expenditures.

These non-GAAP measures as calculated by the Company are not necessarily comparable to similarly titled measures used by other companies; are not equal to GAAP measures, including net income or cash flows from operating activities as defined by GAAP; are not necessarily indicative of cash available to fund cash flow needs; and should not be considered an alternative to net income, operating income, cash flows from operating activities or the Company’s other financial information as determined by GAAP. These reconciliations were not provided to Parent or other participants in the sales process or to J.P. Morgan and have been prepared solely for inclusion in this Schedule 14D-9.

Growth Projections (dollars in millions) (1)

	2013	2014	2015	2016	2017	2018
Net income	$112.4	$132.6	$146.6	$157.6	$168.6	$178.4
Income tax expense	67.7	82.2	90.9	97.7	104.5	110.5
Interest expense, net	29.4	27.7	25.4	24.0	21.1	18.3
Depreciation and amortization	46.9	42.8	39.3	37.1	36.5	37.6
Restructuring costs	2.4	—	—	—	—	—
Other non-cash expense (income), net	(0.9)	—	—	—	—	—

EBITDA	$257.9	$285.3	$302.2	$316.4	$330.7	$344.8
Stock-based compensation expense	16.0	15.6	15.6	15.6	15.6	15.6

Adjusted EBITDA	$273.9	$300.9	$317.8	$332.0	$346.3	$360.4

	2014	2015	2016	2017	2018
EBITDA	$285	$302	$316	$331	$345
Unlevered income tax expense	(93)	(101)	(107)	(113)	(118)
Net working capital (deficit)	8	—	1	1	(2)
Adjustments related to the exit of unprofitable businesses	(11)	2	—	—	—
Capital expenditures	(22)	(22)	(22)	(22)	(22)

Unlevered Free Cash Flow	$167	$182	$188	$197	$203

Enhanced Growth Projections (dollars in millions) (1)

	2013	2014	2015	2016	2017	2018
Net income	$112.4	$138.8	$159.6	$179.5	$199.9	$220.7
Income tax expense	67.7	86.0	98.9	111.2	123.8	136.7
Interest expense, net	29.4	27.7	25.4	23.9	21.0	18.1
Depreciation and amortization	46.9	42.8	39.3	37.1	36.5	37.6
Restructuring costs	2.4	—	—	—	—	—
Other non-cash expense (income), net	(0.9)	—	—	—	—	—

EBITDA	$257.9	$295.3	$323.2	$351.7	$381.2	$413.1
Stock-based compensation expense	16.0	15.6	15.6	15.6	15.6	15.6

Adjusted EBITDA	$273.9	$310.9	$338.8	$367.3	$396.8	$428.7

	2014	2015	2016	2017	2018
EBITDA	$295	$323	$352	$381	$413
Unlevered income tax expense	(97)	(109)	(120)	(132)	(144)
Net working capital (deficit)	8	—	1	1	(5)
Adjustments related to the exit of unprofitable businesses	(11)	2	—	—	—
Capital expenditures	(22)	(22)	(22)	(22)	(22)

Unlevered Free Cash Flow	$173	$195	$210	$228	$242

(1)	Differences between numbers presented in this table and those in the tabular presentation above are the result of rounding.

Item 8 of the Schedule 14D-9 is hereby amended by amending and restating the paragraph under the heading “Forward-Looking Statements.” as follows:

“This Schedule 14D-9 and the materials incorporated by reference herein include “forward-looking statements.” All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under the Hart-Scott-Rodino Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections of earnings; plans, strategies and objectives of management for future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.”

Item 9. Material to be Filed as Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(J):

“(a)(5)(K) Complaint filed in the Court of Chancery of the State of Delaware, captioned Shane Combs, Individually and On Behalf of All Others Similarly Situated v. Valassis Communications, Inc., Joseph B. Anderson, Jr., Kenneth V. Darish, Thomas J. Reddin, Wallace A. Snyder, Luis A. Ubiñas, Faith Whittlesey, Rob Mason, Robert L. Recchia, Alan F. Schultz, MacAndrews & Forbes Holdings Inc., Harland Clarke Holdings Corp., and V. Acquisition Sub, Inc. (incorporated herein by reference to Exhibit (a)(5)(F) to the amended Schedule TO of Parent and Merger Sub filed on January 17, 2014).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 21, 2014

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Todd L. Wiseley
Name:	Todd L. Wiseley
Title:	General Counsel and Corporate Secretary